SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 7)(1)

                            Mattson Technology, Inc.
                                (Name of Issuer)


                    Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                    57723100
                                 (CUSIP Number)

                                Wilhelm Puschel
                       Member of the Management Board of
                             SES Beteiligungs-GmbH
                           Rellinghauser Strasse 1-11
                              45128 Essen, Germany
                         Telephone: 011-49-201-177-4060
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    Copy to:

                              Marc R. Packer, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             525 University Avenue
                              Palo Alto, CA 94301
                            Telephone: 650-470-4500

                                August 17, 2005
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------                       ------------------------------
CUSIP No.       57723100                           Page 2 of 11 Pages
---------------------------                       ------------------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           SES Beteiligungs - GmbH
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a) [ ]
                                                                      (b) [ ]
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           OO
-------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                               [ ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Germany
-------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             4,461,144
      SHARES
                    -----------------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
                             104,584
     OWNED BY
                    -----------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH
                             4,461,144
    REPORTING
                    -----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON
                             104,584
       WITH
 ------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,565,728
-------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                              [ ]

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.82% (see Item 5)
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------                       ------------------------------
CUSIP No.       57723100                           Page 3 of 11 Pages
---------------------------                       ------------------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           RAG Aktiengesellschaft
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           OO
-------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                               [ ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Germany
-------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             4,461,144
      SHARES
                    -----------------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
                             104,584
     OWNED BY
                    -----------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH
                             4,461,144
    REPORTING
                    -----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON
                             104,584
       WITH
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,565,728
-------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                              [ ]

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.82% (see Item 5)
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           CO
-------------------------------------------------------------------------------

         This Amendment No. 7 to Schedule 13D (this "Amendment No. 7") is being filed by SES Beteiligungs-GmbH ("SES BG") and RAG Aktiengesellschaft ("RAG") pursuant to Rule 13d-2(a) of the Rules and Regulations promulgated under the Securities and Exchange Act of 1934, as amended, to amend and supplement the statement on Schedule 13D filed on January 11, 2001 by STEAG Electronic Systems AG ("SES") and STEAG AG ("STEAG"), as amended and supplemented by Amendment No. 1 on May 8, 2002, Amendment No. 2 on February 11, 2004, Amendment No. 3 on February 13, 2004, Amendment No. 4 on October 29, 2004, Amendment No. 5 on June 13, 2005 and Amendment No. 6 on July 25, 2005 (the "Amended Statement"), with respect to the common stock, par value $0.001 per share ("Mattson Stock"), of Mattson Technology, Inc., a Delaware corporation ("Mattson"). Capitalized terms used in this Amendment No. 7 and not otherwise defined herein have the meanings set forth in the Amended Statement. The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

ITEM 2.  IDENTITY AND BACKGROUND.

         SES, which previously owned directly shares of Mattson Stock, has merged with and into SES BG, which is the surviving corporation and SES's successor pursuant to the merger. Prior to the merger, SES was a wholly owned, direct subsidiary of SES BG. As a result of the merger of SES with SES BG, in accordance with German law, SES BG has succeeded to all of the assets, rights, privileges, liabilities and obligations of SES.

         Item 2 of the Amended Statement is hereby amended and restated to read in its entirety as follows:

         (a) This Statement is filed by SES BG and RAG. Each of SES BG and RAG is organized under the laws of the Federal Republic of Germany. SES BG is the direct holder of shares of Mattson Stock and is the successor to SES pursuant to the merger of SES with and into SES BG. RAG owns, indirectly, all of the capital stock of SES BG and, as a result, may be deemed to be the indirect beneficial owner of the shares of Mattson Stock held directly by SES BG.

         (b) The business address of SES BG and RAG is Rellinghauser Strasse 1-11, 45128 Essen, Germany.

         (c) The purpose of SES BG is the function of a holding company, i.e. the business is holding and administration of participations. RAG is an international chemical, mining, energy and real estate group.

         (d) During the last five years, none of SES BG, RAG or, to the best knowledge of each of SES BG and RAG, any of the individuals referred to in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of SES BG, RAG or, to the best knowledge of each of SES BG and RAG, any of the individuals referred to in Schedule A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) The name, citizenship, business address, principal occupation or employment and certain other information relating to the executive officers and directors of each of SES BG and RAG are set forth on Schedule A attached hereto and incorporated by reference herein.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5(a) of the Amended Statement is hereby amended and restated in its entirety as follows:

         "As of the date of this Amendment No. 7, SES BG and RAG each beneficially own 4,565,728 shares of Mattson Stock, which represents approximately 8.82% of the outstanding shares of Mattson Stock based on 51,763,692 shares of Mattson Stock outstanding as of August 1, 2005, as reported in Mattson's Quarterly Report on Form 10-Q for its fiscal quarter ended June 26, 2005.

         As of the date of this Amendment No. 7, except as described herein, none of SES BG, RAG nor, to the best knowledge of each of SES BG and RAG, any of the individuals referred to in Schedule A, beneficially owns any Mattson Stock or securities convertible into Mattson Stock."

         Item 5(b) of the Amended Statement is hereby amended as follows:

         (1) The first two sentences of the first paragraph of Item 5(b) of the Amended Statement are hereby amended and restated in their entirety as follows:

         "Each of SES BG (directly) and RAG (indirectly) has the sole power to vote and dispose of 4,461,144 shares of Mattson Stock. In addition, each of SES BG (directly) and RAG (indirectly) may be deemed to share with WSP the power to direct the vote and disposition of the 104,584 shares of Mattson Stock owned by WSP as of the date of this Amendment No. 7."

         Item 5(c) of the Amended Statement is hereby amended and supplemented as follows:

         "On August 17, 2005, SES BG sold an aggregate of 600,000 shares of Mattson Stock at a price of $8.15 per share. Such shares were sold in a block trade pursuant to an effective resale registration statement under the Securities Act."

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 18, 2005                 SES BETEILIGUNGS-GMBH


                                         By: /s/  Werner Beder
                                            ------------------------------------
                                         Name:    Werner Beder
                                         Title:   Member of the Management Board


                                         By: /s/ Wilhelm Puschel
                                            ------------------------------------
                                         Name:    Wilhelm Puschel
                                         Title:   Member of the Management Board


                                         RAG AKTIENGESELLSCHAFT


                                         By: /s/  Dr. Ignace van Meenen
                                            ------------------------------------
                                         Name:    Dr. Ignace van Meenen
                                         Title:   Senior Vice President


                                         By: /s/ Christoph Muller
                                            ------------------------------------
                                         Name:    Christoph Muller
                                         Title:   Senior Vice President

                                  SCHEDULE A


A.       DIRECTORS AND EXECUTIVE OFFICERS OF RAG.

         The following table sets forth the name, current business or home address and present principal occupation of each of the executive officers and directors of RAG. Unless otherwise indicated, each of these individuals is a citizen of the Federal Republic of Germany.


NAME AND BUSINESS OR HOME ADDRESS                             POSITION WITH RAG AND PRESENT
       AND CITIZENSHIP                                     PRINCIPAL OCCUPATION OR EMPLOYMENT

DR. WERNER MUELLER                                         Chairman of the Management Board of RAG
RAG AG
Rellinghauser Strasse 1-11
45128 Essen
Germany

PROF. DR. DR. UTZ-HELLMUTH FELCHT                          Member of the Management Board of RAG
RAG AG
Rellinghauser Strasse 1-11
45128 Essen
Germany

BERND TOENJES                                              Member of the Management Board of RAG
RAG AG
Rellinghauser Strasse 1-11
45128 Essen
Germany

DR. PETER SCHOERNER                                        Member of the Management Board of RAG
RAG AG
Rellinghauser Strasse 1-11
45128 Essen
Germany

ULRICH WEBER                                               Member of the Management Board of RAG
RAG AG
Rellinghauser Strasse 1-11
45128 Essen
Germany

NAME AND BUSINESS OR HOME ADDRESS                             POSITION WITH RAG AND PRESENT
       AND CITIZENSHIP                                     PRINCIPAL OCCUPATION OR EMPLOYMENT


DR. WULF H. BERNOTAT                                       Chairman of the Supervisory Board of RAG
E. ON AG                                                   Chairman of the Board of Management and
E. ON-Platz                                                Chief Executive Officer of E. ON AG
40479 Duesseldorf
Germany

HUBERTUS SCHMOLDT                                          First Deputy Chairman of the Supervisory Board of RAG
Industriegewerkschaft Bergbau Chemie,                      Chief Executive Officer of the IG BCE
Energie
Konigsworther Platz 6
30167 Hanover
Germany

PROFESSOR DR. EKKEHARD SCHULZ                              Deputy Chairman of the Supervisory Board of RAG
ThyssenKrupp AG                                            Chairman of the Management Board of ThyssenKrupp AG
August-Thyssen-Strasse 1
40211 Duesseldorf
Germany

MARTIN BECKER                                              Member of the Supervisory Board of RAG
Bergwerk Saar                                              Chairman of the Works Council of Mining Saar
Willy-Brandt-Stra(beta)e 7                                 (Bergwerk Saar)
66352 Gro(beta)rosseln
Germany

BERTHOLD A. BONEKAMP                                       Member of the Supervisory Board of RAG
RWE AG                                                     Member of the Management Board of RWE AG
Opernplatz 1
45128 Essen
Germany

KLAUS BRANDNER                                             Member of the Supervisory Board of RAG Economic
German Parliament                                          and Labor Market- political speaker of the Social
Platz der Republik                                         Democratic Party (SPD) of the Lower House of
11011 Berlin                                               German Parliament
Germany


NAME AND BUSINESS OR HOME ADDRESS                             POSITION WITH RAG AND PRESENT
       AND CITIZENSHIP                                     PRINCIPAL OCCUPATION OR EMPLOYMENT


DR. HANS MICHAEL GAUL                                      Member of the Supervisory Board of RAG
E.ON AG                                                    Member of the Management Board of E.ON AG
E.ON-Platz 1
40479 Duesseldorf
Germany

RALF GIESEN                                                Member of the Supervisory Board of RAG
Industriegewerkschaft Bergbau,                             Head of Department Chairman/Personnel of IG BCE
Chemie, Energie
Konigsworther Platz 6
30167 Hannover
Germany

WOLFGANG JUNGE                                             Member of the Supervisory Board of RAG
Alisostra(beta)e 73                                        Chairman of the Worker's Council of Mining East
59192 Bergkamen                                            (Bergwerk Ost)
Germany

FRITZ KOLLORZ                                              Member of the Supervisory Board of RAG
Nordseestra(beta)e 136 a                                   Former Member of the Management of IG BCE
45665 Recklinghausen                                       (Geschaftsfuhrender Hauptvorstand der IG BCE)
Germany

DR. MANFRED KRUEPER                                        Member of the Supervisory Board of RAG
E.ON AG                                                    Member of the Management Board of E.ON AG
E.ON-Platz 1
40479 Duesseldorf
Germany

LUDWIG LADZINSKI                                           Member of the Supervisory Board of RAG
Deutsche Steinkohle AG                                     Chairman of the General Works Council of Deutsche
Horsthofstrasse 10                                         Steinkohle AG
46244 Bottrop
Germany

DR. NORBERT LAMMERT                                        Member of the Supervisory Board of RAG
German Parliament                                          Vice President of German Parliament
Platz der Republik
11011 Berlin
Germany

NAME AND BUSINESS OR HOME ADDRESS                             POSITION WITH RAG AND PRESENT
       AND CITIZENSHIP                                     PRINCIPAL OCCUPATION OR EMPLOYMENT



INGRID MATTHAEUS-MAIER                                     Member of the Supervisory Board of RAG
Kreditanstalt fur Wiederaufbau                             Member of the Management Board of the
Palmengartenstrasse 5-9                                    Kreditanstalt fur Wiederaufbau
60325 Frankfurt
Germany

PROF. H.C. DR. ULRICH MIDDELMANN                           Member of the Supervisory Board of RAG
Thyssen Krupp AG                                           Deputy Chairman of the Management Board of
August-Thyssen-Strasse 1                                   ThyssenKrupp AG
40211 Duesseldorf
Germany

HEINZ PUTZHAMMER                                           Member of the Supervisory Board of RAG
Bundesvorstand des Deutschen                               Member of the Federal Executive Board of the DGB
Gewerkschaftsbundes
Henriette-Herz-Platz 2
10178 Berlin
Germany

ELVIRA ROHDE                                               Member of the Supervisory Board of RAG
RAG Aktigengesellschaft                                    Chairman of the Works Council of RAG
Rellinghauser Str. 1-11
45128 Essen
Germany

DR. KLAUS STURANY                                          Member of the Supervisory Board of RAG
RWE AG                                                     Member of Management Board of RWE AG
Opernplatz 1
45128 Essen
Germany
Citizen of Austria

GERALD WIESS                                               Member of the Supervisory Board of RAG
CDU-Wahlkreisburo                                          Member of the German Parliament
Am Marktplatz 19
64521 Gro(beta) Gerau
Germany


NAME AND BUSINESS OR HOME ADDRESS                             POSITION WITH RAG AND PRESENT
       AND CITIZENSHIP                                     PRINCIPAL OCCUPATION OR EMPLOYMENT


MICHEL WURTH                                               Member of the Supervisory Board of RAG
Arcelor                                                    Chief Financial Officer, Senior Executive
19, Avenue de la Liberte                                   Vice President of Arcelor
L-2930 Luxembourg
Citizen of Luxembourg

JAN ZILIUS                                                 Member of the Supervisory Board of RAG
RWE AG                                                     Member of the Management Board of RWE AG
Opernplatz 1
45128 Essen
Germany



B.       DIRECTORS AND EXECUTIVE OFFICERS OF SES BG.

         The following table sets forth the name, current business or home address and present principal occupation of each of the executive officers and directors of SES BG. Each of these individuals is a citizen of the Federal Republic of Germany.


                                                               POSITION WITH SES BG AND PRESENT
   NAME AND BUSINESS OR HOME ADDRESS                          PRINCIPAL OCCUPATION OR EMPLOYMENT

WERNER BEDER                                               Member of the Mangement Board of SES BG
RAG Coal International AG                                  Senior Vice President Finance of
Rellinghauser Strasse 1-11                                 RAG Coal International AG
45128 Essen
Germany

WILHELM PUESCHEL                                           Member of the Management Board of SES BG
RAG Coal International AG                                  Senior Vice President Accounting of
Rellinghauser Strasse 1-11                                 RAG Coal International AG
45128 Essen
Germany